ARCELORMITTAL REPORTS THIRD QUARTER 2008 RESULTS

ArcelorMittal (referred to as “ArcelorMittal”, or “the Company”) (New York: MT; Amsterdam: MT; Madrid: MTS; Paris: MTP; Brussels: MTBL; Luxembourg: MT), the world’s leading steel company, today announced results for the three and nine-month periods ended September 30, 2008.

Highlights for the three months ended September 30, 2008:

•	Sales of $35.2 billion, up 38% compared with Q307
•	EBITDA[1,2] of $8.6 billion, up 76% compared with Q307
•	Net income of $3.8 billion, up 29% as compared with Q307
•	Capital expenditures of $1.8 billion in Q308
•	Total return to ArcelorMittal shareholders of $2.3 billion, of which $0.5 billion in cash dividends paid and $1.8 billion in share buy-backs
•	Base dividend to be maintained at $1.50 per share for 2009

Guidance

•	Q408 EBITDA guidance to be in the range of $2.5 - $3.0 billion
•	On track to deliver full year EBITDA of $24.2 - $24.7 billion compared with 2007 full year EBITDA of $19.4 billion

The Company also announces initiatives in response to the current economic environment:

•	Adaptation of existing growth plan to reflect market conditions

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1 EBITDA which is defined as operating income plus depreciation and impairment expenses, and also excludes the accounting effects of the new labor contract.

2 During the third quarter 2008, ArcelorMittal USA agreed to a new four year labor contract with its union employees. Management has concluded that under IFRS it is required to recognize a non-recurring expense in the third quarter of approximately $1.6 billion primarily related to vested post-employment benefits. In addition it was agreed to pay an additional $90 million upon signing of the contract. Under US GAAP a significant portion of this expense would have been recognized over a number of years.

•	Increased management gains target from $4 billion to $5 billion through additional selling, general and administrative (SG&A) savings over the next five years
•	Increase of temporary production cuts to accelerate inventory reduction
•	Targeting $10 billon net debt[3] reduction by end of 2009 to increase financial flexibility

Commenting, Mr. Lakshmi N. Mittal, Chairman and CEO, ArcelorMittal, said:

“We have announced today strong results for the quarter with EBITDA of US$8.6 billion.  Looking forward, we have also announced necessary and responsible measures to ensure we are well adapted to the current environment.  Our focus remains on cost-leadership and service to customers.  The current period of de-stocking requires that we make appropriate production cuts to seek to rebalance supply and demand, and we are also accelerating efforts to pay down debt.  ArcelorMittal, with its diversified business model, strong cash-flow and cost leadership position, is well placed to weather the challenging economic environment we currently face.  We remain optimistic about the industry's medium-term growth prospects, but it is appropriate to pause our growth strategy until we have a more settled economic outlook."

Financial highlights (on the basis of IFRS4, amounts in US$ and Euros5 ):

(In millions of US dollars except earnings per share and shipments data)

Results	US Dollars
	Q3 2008	Q2 2008	Q3 2007	9M 2008	9M 2007
Shipments (Million MT)[6]	25.6	29.8	26.0	84.6	81.7
Sales	35,198	37,840	25,524	102,847	77,223
EBITDA	8,580	8,046	4,881	21,670	14,553
Operating income[7]	5,467	6,621	3,853	15,702	11,540
Net income	3,821	5,839	2,960	12,031	7,933
Basic earnings per share	$2.79	$4.20	$2.10	$8.66	$5.70

(In millions of Euros except earnings per share and shipments data)

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3 Net debt is equal to long-term debt, net of current portion plus our payable to banks and current portion of long-term debt, less cash and cash equivalents, restricted cash and short-term investments.

4 The financial information in this press release and Appendix 1 has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). While the interim financial information included in this announcement has been prepared in accordance with IFRS applicable to interim periods, this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting”. Unless otherwise noted the numbers in the press release have not been audited.

5 US dollars have been translated into Euros using an average exchange rate ($/Euro) of 1.5050, 1.5622, 1.3738, 1.5218 and 1.3443 for Q3 2008, Q2 2008, Q3 2007, 9M 2008 and 9M 2007, respectively.

6 Shipments defined as the sum of segment shipments excluding AM3S. Some intercompany shipments included.

 During the third quarter 2008, ArcelorMittal USA agreed to a new four year labor contract with its union employees. Management has concluded that under IFRS it is required to recognize a non-recurring expense in the third quarter of approximately $1.6 billion primarily related to vested post-employment benefits. It was also agreed to pay an additional $90 million upon signing of the contract.

Results	Euros[5]
	Q3 2008	Q2 2008	Q3 2007	9M 2008	9M 2007
Shipments (Million MT)	25.6	29.8	26.0	84.6	81.7
Sales	23,387	24,222	18,579	67,582	57,445
EBITDA	5,701	5,150	3,553	14,240	10,826
Operating income	3,633	4,238	2,805	10,318	8,584
Net income	2,539	3,738	2,155	7,906	5,901
Basic earnings per share	€1.85	€2.69	€1.53	€5.69	€4.24

Forward-Looking Statements

This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s Annual Report on Form 20-F for the year ended December 31, 2007 filed with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

ARCELORMITTAL THIRD QUARTER 2008 AND NINE MONTHS 2008 RESULTS

ArcelorMittal, the world’s leading steel company, today announced results for the three and nine month periods ended September 30, 2008.

Results for three months ended September 30, 2008 versus three months ended June 30, 2008 and three months ended September 30, 2007

ArcelorMittal’s net income for the three months ended September 30, 2008 was $3.8 billion, or $2.79 per share, as compared with net income of $5.8 billion, or $4.20 per share, for the three months ended June 30, 2008 and $3.0 billion or $2.10 per share, for the three months ended September 30, 2007.

Sales for the three months ended September 30, 2008 were $35.2 billion as compared with sales of $37.8 billion for the three months ended June 30, 2008, and $25.5 billion for the three month ended September 30, 2007.

Operating income for the three months ended September 30, 2008 was $5.5 billion, as compared with operating income of $6.6 billion for the three months ended June 30, 2008, and $3.9 billion for the three months ended September 30, 2007.

During the third quarter of 2008, ArcelorMittal USA agreed to a new four-year labor contract with its union employees. Management has concluded that under IFRS it is required to recognize a non-recurring expense in the third quarter of approximately $1.6 billion primarily related to vested post-employment benefits. This non-recurring expense is excluded from EBITDA. The additional cash outflow related to these benefits, as per the contract, is expected to amount to $25 million per quarter for the first four years. Furthermore, it was agreed to pay an additional $90 million upon signing of the contract.

Total steel shipments for the three months ended September 30, 2008 were 25.6 million metric tonnes as compared with steel shipments of 29.8 million metric tonnes for the three months ended June 30, 2008 and steel shipments of 26.0 million metric tonnes for the three months ended September 30, 2007.

Depreciation costs for the three months ended September 30, 2008 increased to $1.4 billion as compared with depreciation costs of $1.3 billion for the three months ended June 30, 2008, and depreciation costs of $1.0 billion for the three months ended September 30, 2007. The increase was primarily due to scope additions.

Impairment losses for the three months ended September 30, 2008 amounted to $60 million as compared to $108 million for the three months ended June 30, 2008, in each case relating primarily to reduction of goodwill8.

Income from equity method investments and other income for the three months ended September 30, 2008 was $386 million as compared with income from equity method investments and other income of $552 million for the three months ended June 30, 2008, and $280 million for the three months ended September 30, 2007. Income from equity method investments and other income was lower in the third quarter 2008 than in the second quarter of 2008, primarily due to a decrease of dividend income from investments from $115 million in the second quarter to $8 million in the third quarter.

Foreign exchange and other financing costs were higher at $287 million for the three months ended September 30, 2008 as compared to foreign exchange and other financing costs of $17 million for the three months ended June 30, 2008. Net interest expense, which includes bank fees, interest on loans and interest on pensions, increased to $529 million for the three months ended September 30, 2008 as compared to $444 million for the three months ended June 30, 2008, due to an increased level of borrowing (see “Liquidity and Capital Resources” below). Losses related to the fair value of derivative instruments for the three months ended September 30, 2008 amounted to $107 million, as compared with $412 million of gains for the three months ended June 30, 2008.

Income tax expense for the three months ended September 30, 2008 decreased to $695 million as compared with $933 million for the three months ended June 30, 2008. The effective tax rate for the three months ended September 30, 2008, was 14.1% as compared with 13.1% for the three months ended June 30, 2008. The income tax expense for the three months ended September 30, 2007 was $672 million, with an effective tax rate of 17.0%.

Minority interest for the three months ended September 30, 2008 was $414 million as compared with $352 million for the three months ended June 30, 2008. The increase is due to higher income from ArcelorMittal South Africa and ArcelorMittal Ostrava. Minority interest for the three months ended September 30, 2007 was $312 million.

Analysis of segment operations for the three months ended September 30, 2008 as compared to the three months ended June 30, 2008

The results of operations by segment discussed below reflect the changes to ArcelorMittal’s segmental reporting made effective January 1, 2008 in light of the new Group Management Board (“GMB”) structure announced on April 21, 2008. The results of the analysis prior to January 1, 2008 have not been recast to reflect these changes.

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8 As required by IFRS, this reduction of goodwill primarily resulted from the recognition of net operating losses previously not recognized in purchase accounting, among others due to reorganization in South America (amounting to $58 million in the third quarter and to $158 million in the second quarter).

Flat Carbon Americas

As from January 1, 2008, ArcelorMittal Montreal and pipes and tubes businesses from ArcelorMittal Dofasco have been transferred to Long Carbon Americas and Europe.

Total steel shipments in the Flat Carbon Americas segment were lower at 6.9 million metric tonnes for the three months ended September 30, 2008 as compared with steel shipments of 7.4 million metric tonnes for the three months ended June 30, 2008, or 7.1 million metric tonnes excluding the Sparrows Point plant, which was sold effective May 7, 2008.

Sales were higher at $8.5 billion for the three months ended September 30, 2008 as compared with sales of $7.5 billion for the three months ended June 30, 2008.

Operating income9 was lower at $0.6 billion for the three months ended September 30, 2008 as compared with operating income of $1.4 billion for the three months ended June 30, 2008. Excluding the impact of the new labor agreement operating income was higher at $2.2 billion for the three months ended September 30, 2008 as compared with operating income of $1.4 billion for the three months ended June 30, 2008.

Operating results for the three months ended September 30, 2008 as compared with the three months ended June 30, 2008 increased (excluding the effect of the new labor contract) primarily due to higher average selling prices on a comparable basis and partially offset by increased input costs and lower steel shipment volumes. Operating income for the three months ended September 30, 2008 was also negatively impacted by $58 million due to a reduction of goodwill. Operating income for the three months ended June 30, 2008 was negatively impacted by $158 million due to a reduction of goodwill.

Flat Carbon Europe

As from January 1, 2008, the operations of ArcelorMittal Annaba flat and Skopje previously reported in the AACIS segment have been transferred to the Flat Carbon Europe segment. In addition, the entire operations of Galati are reported within Flat Carbon Europe.

Total steel shipments in the Flat Carbon Europe segment were lower at 8.2 million metric tonnes for the three months ended September 30, 2008 as compared with steel shipments of 9.9 million metric tonnes for the three months ended June 30, 2008.

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 9 During the third quarter 2008, ArcelorMittal USA agreed to a new four year labor contract with its union employees. Management has concluded that under IFRS it is required to recognize a non-recurring expense in the third quarter of approximately $1.5 billion primarily related to vested post-employment benefits.

Sales were lower at $10.1 billion for the three months ended September 30, 2008 as compared with sales of $11.8 billion for the three months ended June 30, 2008.

Operating income decreased to $1.3 billion for the three months ended September 30, 2008 as compared with operating income of $1.7 billion for the three months ended June 30, 2008.

Operating results for the three months ended September 30, 2008 as compared with the three months ended June 30, 2008 decreased due to lower shipment volumes and higher input costs, partially offset by higher average selling prices.

Long Carbon Americas and Europe

As from January 1, 2008, the Long Carbon Americas and Europe segment includes the operations of ArcelorMittal Annaba long, Sonasid, Zenica, and the global pipes and tubes business, which were previously reported in the AACIS segment, and ArcelorMittal Montreal which were previously reported in the Flat Carbon Americas segment. The wire drawing businesses have been transferred to the Steel Solutions and Services segment.

Total steel shipments in the Long Carbon Americas and Europe segment were lower at 6.7 million metric tonnes for the three months ended September 30, 2008 as compared with steel shipments of 8.1 million metric tonnes for the three months ended June 30, 2008.

Sales were lower at $9.5 billion for the three months ended September 30, 2008 as compared with sales of $9.9 billion for the three months ended June 30, 2008.

Operating income10 was higher at $1.8 billion for the three months ended September 30, 2008 as compared with operating income of $1.6 billion for the three months ended June 30, 2008. Excluding the impact of the new labor agreement, operating income was higher at $1.9 billion for the three months ended September 30, 2008 as compared with operating income of $1.6 billion for the three months ended June 30, 2008.

Operating results for the three months ended September 30, 2008 as compared with the three months ended June 30, 2008 increased due to improved average steel selling prices partly offset by lower volumes and increased input prices.

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 10During the third quarter 2008, ArcelorMittal USA agreed to a new four year labor contract with its union employees. Management has concluded that under IFRS it is required to recognize a non-recurring expense in the third quarter of approximately $0.2 billion primarily related to vested post-employment benefits.

Asia Africa and CIS (“AACIS”)

As from January 1, 2008, the AACIS segment excludes the operations of ArcelorMittal Annaba, Sonasid, Zenica, Skopje and the pipes and tubes businesses that have been transferred to the respective segments as discussed above.

Total steel shipments in the AACIS segment were lower at 3.3 million metric tonnes for the three months ended September 30, 2008 as compared with 3.9 million metric tonnes for the three months ended June 30, 2008.

Sales were higher at $4.2 billion for the three months ended September 30, 2008 as compared with sales of $3.9 billion for the three months ended June 30, 2008.

Operating income was higher at $1.5 billion for the three months ended September 30, 2008 as compared with operating income of $1.3 billion for the three months ended June 30, 2008.

Operating results for three months ended September 30, 2008 were higher as compared to the three months ended June 30, 2008, due to improved average steel selling prices partly offset by lower volumes and increased input prices.

Stainless Steel

Total steel shipments in the Stainless Steel segment were lower at 487 thousand metric tonnes for the three months ended September 30, 2008 as compared with steel shipments of 578 thousand metric tonnes for the three months ended June 30, 2008.

Sales decreased to $2.1 billion for the three months ended September 30, 2008 as compared with $2.6 billion for the three months ended June 30, 2008.

Operating income was lower at $156 million for the three months ended September 30, 2008 as compared with operating income of $308 million for the three months ended June 30, 2008.

Operating results for the three months ended September 30, 2008 were lower than the three months ended June 30, 2008, primarily due to lower volumes and margins.

Steel Solutions and Services11

As from January 1, 2008, the operations of ArcelorMittal wire drawing activities which previously reported within the Long Carbon Americas and Europe segment have been transferred to the Steel Solutions and Services segment.

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 11 Steel Solutions and Services shipments are not consolidated.

Total steel shipments in the Steel Solutions and Services segment were lower at 4.3 million metric tonnes in the three months ended September 30, 2008 as compared with steel shipments of 5.7 million metric tonnes for the three months ended June 30, 2008.

Sales in the Steel Solutions and Services segment were lower at $6.1 billion for the three months ended September 30, 2008 as compared with sales of $7.1 billion for the three months ended June 30, 2008.

Operating income was higher at $343 million for the three months ended September 30, 2008 as compared with operating income of $285 million for three months ended June 30, 2008, due primarily to higher average steel selling prices partially offset by lower volumes and input price increases.

Liquidity and Capital Resources

For the three months ended September 30, 2008, net cash provided by operating activities was $2.6 billion as compared with $4.2 billion for the three months ended June 30, 2008.

As of September 30, 2008, the Company’s cash and cash equivalents (including restricted cash and short-term investments) amounted to $6.0 billion as compared to $7.5 billion at June 30, 2008. Net debt at September 30, 2008, which includes long-term debt, net of current portion, plus our payables to banks and current portion of long-term debt less cash and cash equivalents, restricted cash and short-term investments, was $32.5 billion ($30.7 billion as at June 30, 2008). Gearing12 at September 30, 2008 was 49% as compared to 46% at June 30, 2008, and net debt to EBITDA ratio decreased to 1.2x13 at September 30, 2008, as compared with 1.3x at June 30, 2008. Net debt has increased primarily due to increased working capital, investments and share buy-backs. Operating working capital (defined as inventory plus receivables less payables) as at September 30, 2008 increased to $26.5 billion as compared to $23.3 billion as at June 30, 2008, mainly as a result of higher inventories due to summer vacations. Rotation days14 increased from 63 to 82 days.

The Company had total liquidity of $12.0 billion as at September 30, 2008 (as compared with $15.8 billion as at June 30, 2008) consisting of cash and cash equivalents (including restricted cash and short-term investments) of $6.0 billion and available bank lines of $6.015 billion as at September 30, 2008.

On September 16, 2008, Fitch Ratings upgraded the Company’s “Long-term Issuer Default” (LT IDR) and senior unsecured ratings to “BBB+” from “BBB” and affirmed the “Company’s Short-term Issuer Default” rating at “F2”, with the outlook on the LT IDR now “Stable.”

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12 Gearing is defined as (A) long-term debt, net of current portion, plus our payables to banks and current portion of long-term debt, less cash and cash equivalents, restricted cash and short-term investments, divided by (B) total equity.

13 Based on last twelve months (LTM) EBITDA.

15 Rotation days are defined as days of accounts receivable plus days of inventory minus days of accounts payable. Days of accounts payable and inventory are a function of cost of goods sold. Days of accounts receivable are a function of sales.

 15 Includes back-up lines for commercial paper program of approximately $4.3 billion (€3.0 billion)

In June 2008, the Company entered into hedging transactions16 in order to hedge U.S. dollar denominated raw material purchases until 2012. As of September 30, 2008 the mark to market position of these hedged transactions amounted to a gain of approximately $1 billion.

Capital expenditures during the three months ended September 30, 2008 increased to $1.8 billion, as compared with $1.4 billion for the three months ended June 30, 2008.

Dividend and share buy-backs

During the three months ended September 30, 2008, the Company returned $2.3 billion17 to shareholders, consisting of $0.5 billion in cash dividends and $1.8 billion in share buy-backs.

As earlier communicated in respect of the 2007 dividend payment, during the first quarter 2008, the Company repurchased an aggregate of 14.6 million shares at an average price of $68.70 (€46.60) for a total amount of $1.0 billion.

In addition, with respect to its 44 million share buy-back program, during the first nine months of 2008, the Company repurchased an aggregate of 43.8 million shares at an average price of $78.58 (€51.98) for a total amount of $3,440 million18.

To date, the Company has purchased 43.9 million shares at an average price of $78.56 (€51.97) under the 44 million shares buy-back program. (See appendix 3 “2008 Share buy-backs” below).

Base dividend maintained at $1.50 per share for 2009

Considering ArcelorMittal’s initiatives in response to the current operating environment, the Board of Directors has recommended to maintain the Company’s base dividend at $1.50 for 2009.

As a consequence, the Board of Directors will submit to a shareholders vote, at the next annual general meeting, a proposal to maintain the quarterly dividend payment at $0.375. The dividend payments would occur on a quarterly basis for the full year 2009. Consequently, the new quarterly dividend payments would take place on March 16, 2009, June 15, 2009, September 14, 2009 and December 14, 2009, taking into account that the first quarter dividend payment to be paid on March 16, 2009 shall be an interim dividend.

Final payment of current year dividend of $0.375 per share will be payable on December 15, 2008.

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16 Hedging has been implemented using a combination of forward contracts and options in order to cap adverse effects due to market movements over the period.

17 Excluding dividends totalling $180 million paid to minority shareholders of subsidiaries (primarily South Africa).

18 ArcelorMittal holds, indirectly and directly, approximately 84.8 million shares in treasury as of September 30, 2008

As part of its distribution policy, ArcelorMittal expects to return 30% of net income to its shareholders through an annual base dividend supplemented by additional annual share buy-backs. These share buy-backs would be implemented once the $10 billion net debt reduction target has been achieved.

Recent Developments:

Upstream Activities:

•

On September 3, 2008, ArcelorMittal and Kalagadi Manganese announced the unconditional participation of ArcelorMittal in Kalagadi Manganese, observing that all conditions precedent to the joint venture to develop Kalagadi’s manganese deposits has been satisfied and the subscription amount paid. The $432.5 million deal will result in the establishment and implementation of a joint venture between ArcelorMittal (owning 50%), Kalahari Resources, a majority black women-owned and controlled company (owning 40%), and Industrial Development Corporation Limited, the South African state-owned financier (owning 10%).

•

On August 20, 2008, ArcelorMittal announced that the Company has agreed to acquire 100% of the issued share capital of London Mining South America Limited, an iron ore miner in the state of Minas Gerais, Brazil, from Oslo listed London Mining plc for approximately $764 million. The transaction also includes the assignment of inter-group loans from London Mining of approximately $46 million. The total consideration payable to London Mining will amount to approximately $810 million.

•

On August 11, 2008, ArcelorMittal, announced that it had signed an agreement to acquire 49% of the share capital of MPP - Mineração Pirâmide Participações Ltda (“MPP”). MPP is a mining company located in Corumbá in the State of Mato Grosso do Sul, Brazil. MPP’s activities are focused on the exploration and development of iron ore and manganese resources in the region. The price to be paid by ArcelorMittal will be calculated based on the amount of iron ore and manganese resources “in situ” assessed according to the Code for the Reporting of Mineral Resources and Ore Reserves of the Australasian Joint Ore Reserves Committee.

•

On August 4, 2008, ArcelorMittal, announced that it had signed an agreement to acquire the Koppers’ Monessen Coke Plant from Koppers Inc. for $160 million. Koppers’ Monessen Coke Plant, located in Monessen, Pennsylvania produced 320,000 metric tons of metallurgical coke in 2007. The transaction has been completed.

Steel Production Initiatives:

•	In October 2008, ArcelorMittal reported that it is adapting its growth plan to reflect market conditions, and will continue to assess the priorities of its different growth projects.
•

On August 13, 2008, ArcelorMittal announced that the Company signed a joint venture agreement for the production and sale of electrical (silicon) steel with Hunan Valin Steel Group Co., Ltd., following the auto sheet joint venture agreement signed by both parties in June. The new JV, named Valin ArcelorMittal Electrical Steel Co., Ltd is equally owned by the two parties. The joint venture plans to build cold rolling and processing facilities for the production of non-grain oriented (NGO) and grain oriented (GO) electrical steels for an annual production of 400,000 tons of non-grain oriented and 200,000 tons of grain oriented steel.

Other key events

•

On September 17, 2008, the Company announced a new “management gains” plan targeting a total cost savings of $4 billion over the next five years. The plan will target increasing employee productivity, reducing energy consumption and decreasing input costs to achieve a higher yield and improved product quality.

•

On September 16, 2008, Fitch Ratings upgraded the Company’s “Long-term Issuer Default” (LT IDR) and senior unsecured ratings to “BBB+” from “BBB” and affirmed the “Company’s Short-term Issuer Default” rating at “F2”, with the outlook on the LT IDR now “Stable.”

For further disclosure about each of these recent developments, please refer to our website www.arcelormittal.com

Outlook for the three months ended December 31, 2008

The Company expects fourth quarter 2008 EBITDA to be in the range of $2.5-$3.0 billion due to increased production cuts following weaker demand across all segments as a consequence of the current credit and economic environment. The Company expects positive cash flow from operations for the fourth quarter of 2008, and capital expenditures for the fourth quarter of 2008, to be approximately $1.5 billion.

ARCELORMITTAL UNAUDITED CONSOLIDATED BALANCE SHEETS

In millions of U.S. dollars	September 30,	June 30,	December 31,
	2008	2008	2007[19]
ASSETS
Current Assets
Cash and cash equivalents, restricted cash and short-term investments	$6,047	$7,531	$8,105
Trade accounts receivable – net	13,393	14,795	9,533
Inventories	30,173	27,591	21,750
Prepaid expenses and other current assets	7,080	6,762	5,940
Total Current Assets	56,693	56,679	45,328

Goodwill and intangible assets	17,154	17,854	15,031
Property, plant and equipment	63,760	66,350	61,994
Investments in affiliates and joint ventures and other assets	15,982	15,381	11,272
Total Assets	$153,589	$156,264	$133,625

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Payable to banks and current portion of long-term debt	$10,140	$10,329	$8,542
Trade accounts payable and others	17,087	19,134	13,991
Accrued expenses and other current liabilities	12,250	12,740	9,676
Total Current Liabilities	39,477	42,203	32,209

Long-term debt, net of current portion	28,422	27,920	22,085
Deferred tax liabilities	7,639	8,309	7,927
Other long-term liabilities	11,806	10,683	9,869
Total Liabilities	87,344	89,115	72,090

Total Shareholders’ Equity	61,842	63,067	56,685
Minority Interest	4,403	4,082	4,850
Total Equity	66,245	67,149	61,535
Total Liabilities and Shareholders’ Equity	$153,589	$156,264	$133,625

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 19 Amounts are derived from the Company’s audited consolidated financial statements for the year ended December 31, 2007.

ARCELORMITTAL UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

In millions of U.S. dollars, except shares, per share, employee, iron production and shipment data	Three Months Ended			Nine Months Ended
	September 30, 2008	June 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007
STATEMENTS OF INCOME DATA
Sales	$35,198	$37,840	$25,524	$102,847	$77,223
Depreciation	1,354	1,317	1,028	3,800	3,013
Impairment	60	108	-	469	-
Non-recurring item[20]	1,699	-	-	1,699	-
Operating Income	5,467	6,621	3,853	15,702	11,540
Operating Margin %	15.5%	17.5%	15.1%	15.3%	14.9%

Income from equity method investments and Other income	386	552	280	1,267	712
Foreign exchange and other financing costs	(287)	(17)	(40)	(392)	252
Net interest expense	(529)	(444)	(409)	(1,379)	(1,117)
Revaluation of derivative instruments	(107)	412	260	63	484
Income before taxes and minority interest	4,930	7,124	3,944	15,261	11,871
Income tax expense	695	933	672	2,224	2,693
Income before minority interest	4,235	6,191	3,272	13,037	9,178
Minority interest	(414)	(352)	(312)	(1,006)	(1,245)
Net Income	$3,821	$5,839	$2,960	$12,031	$7,933

Basic earnings per common share	$2.79	$4.20	$2.10	$8.66	$5.70
Diluted earnings per common share	2.78	4.19	2.10	8.64	5.69
Weighted average common shares outstanding (in millions)	1,371	1,390	1,407	1,389	1,393
Diluted weighted average common shares outstanding (in millions)	1,375	1,394	1,409	1,393	1,395

EBITDA[21]	$8,580	$8,046	$4,881	$21,670	$14,553
EBITDA Margin %	24.4%	21.3%	19.1%	21.1%	18.8%

OTHER INFORMATION
Total shipments of steel products[22] (Million metric tonnes)	25.6	29.8	26.0	84.6	81.7
Total iron ore production[22] (Million metric tonnes)	18.5	15.6	17.3	49.3	47.2
Employees (in thousands)[1]	326	322	311	326	311

_________________________

20 During the third quarter 2008, ArcelorMittal USA agreed to a new four year labor contract with its union employees. Management has concluded that under IFRS it is required to recognize a non-recurring expense in the third quarter of approximately $1.6 billion primarily related to vested post-employment benefits. In addition it was agreed to pay an additional $90 million upon signing of the contract.

21 EBITDA which is defined as operating income plus depreciation and impairment expenses, and also excludes the accounting effects of the new labor contract.

22 Steel Solutions and Services shipments are not consolidated.

23 Total of all finished production of fines, concentrate, pellets and lumps (includes share of production and strategic long term contracts).

22 Employee figures for three months ended June 30, 2008 and September 30, 2008 include scope additions primarily for Noble, Russian mines and Unicon offset by disposal of Sparrows Point.

ARCELORMITTAL UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

In millions of U.S. dollars	Three Months Ended			Nine Months Ended
	September 30, 2008	June 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007
Operating activities:

Net Income

Adjustments to reconcile net income to net cash provided by operations:

Minority interests

Depreciation and impairment

Non-recurring item[25]

Change in net working capital[26]

Other operating activity

	$3,821 414 1,414 1,699 (5,388) 601	$5,839 352 1,425 - (3,456) 72	$2,960 312 1,028 - 415 (598)	$12,031 1,006 4,269 1,699 (10,051) (179)	$7,933 1,245 3,013 - (825) (867)
Net cash provided by operating activities	2,561	4,232	4,117	8,775	10,499
Investing activities:
Purchase of property, plant and equipment	(1,758)	(1,353)	(1,152)	(4,086)	(3,470)
Other investing activities (net)	(2,464)	(4,247)	(209)	(8,119)	(4,782)
Net cash used in investing activities	(4,222)	(5,600)	(1,361)	(12,205)	(8,252)
Financing activities:
Proceeds (payments) from payable to banks and long-term debt	2,754	3,122	(1,693)	8,188	1,015
Dividends paid	(692)	(629)	(519)	(1,982)	(1,677)
Share buy-back	(1,792)	(541)	(682)	(4,440)	(1,253)
Other financing activities (net)	(6)	-	442	11	479
Net cash provided by (used in) financing activities	264	1,952	(2,452)	1,777	(1,436)
Net (decrease) increase in cash and cash equivalents	(1,397)	584	304	(1,653)	811
Effect of exchange rate changes on cash	(55)	(305)	138	(192)	295
Change in cash and cash equivalents	$(1,452)	$279	$442	$(1,845)	$1,106

_________________________

25 During the third quarter 2008, ArcelorMittal USA agreed to a new four year labor contract with its union employees. Management has concluded that under IFRS it is required to recognize a non-recurring expense in the third quarter of approximately $1.6 billion primarily related to vested post-employment benefits. In addition it was agreed to pay an additional $90 million upon signing of the contract.

26 Changes in working capital is defined as trade accounts receivable plus inventories less trade accounts payable plus prepaid expenses and less accrued expenses.

Appendix 1 – Three months ended September 30, 2008 Unaudited Key financial and operational information

All figures in million of U.S. dollars, except employee, production and shipment data.	Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas and Europe	AACIS	Stainless Steel	Steel Solutions and Services

Financial Information[1]

Sales	8,518	10,132	9,538	4,196	2,059	6,059

Depreciation and impairment	249	514	345	146	93	47
Non-recurring item[2]	1,546	-	153	-	-	-

Operating income	640	1,307	1,760	1,489	156	343

Operating margin (as a percentage of sales)	7.5%	12.9%	18.5%	35.5%	7.6%	5.7%

EBITDA[3]	2,435	1,821	2,258	1,635	249	390

EBITDA margin (as a percentage of sales)	28.6%	18.0%	23.7%	39.0%	12.1%	6.4%

Capital expenditure[4]	318	523	379	309	83	69

Operational Information

Crude Steel Production (Thousand metric tonnes)	7,339	9,476	6,871	4,258	509	-

Steel Shipments (Thousand metric tonnes)	6,878	8,211	6,687	3,335	487	4,272

Average Steel Selling price ($/metric tonnes)[5]	1,103	1,125	1,258	1,070	3,960	1,361

Employees (‘000)	31	76	76	102	13	19
1.	As from January 1, 2008, the segment reporting has undergone scope changes to reflect the new management structure of the Group as announced on April 21, 2008.
2.

During the third quarter 2008, ArcelorMittal USA agreed to a new four year labor contract with its union employees. Management has concluded that under IFRS it is required to recognize a non-recurring expense in the third quarter of approximately $1.6 billion primarily related to vested post-employment benefits. In addition it was agreed to pay an additional $90 million upon signing of the contract.

3.	EBITDA which is defined as operating income plus depreciation and impairment expenses, and also excludes the accounting effects of the new labor contract.
4.	Segmental capex figures include intangible assets.
5.	Average steel selling prices are calculated as steel sales divided by steel shipments. Steel sales exclude sales of coke, coal, direct reduced iron, pig iron, hot metal, slag, by-products, energy etc.

Appendix 2 - Three months ended September 30, 2008
Shipments by geographical location

Amounts in thousand tonnes	Q108	Q208	Q308	9M08
Flat Carbon America:	7,603	7,398	6,878	21,879
North America[1]	5,937	5,793	5,148	16,878
South America	1,666	1,605	1,730	5,001
Flat Carbon Europe:	9,399	9,882	8,211	27,492
Long Carbon:	7,780	8,097	6,687	22,564
North America[2]	1,563	1,447	1,295	4,305
South America	1,496	1,595	1,434	4,525
Europe	4,321	4,565	3,559	12,445
Other[3]	400	490	399	1,289
AACIS:	3,895	3,876	3,335	11,106
Africa	1,377	1,306	1,418	4,101
Asia, CIS & Other	2,518	2,570	1,917	7,005
Stainless Steel:	528	578	487	1,593
Steel Solutions and Services	5,497	5,690	4,272	15,459

1.	Includes shipments from Lazaro Cardenas (Mexico) and Dofasco (Canada).
2.	Includes shipments from Sicartsa (Mexico).
3.	Includes pipes and tubes business.

Appendix 2a – Three months ended September 30, 2008
EBITDA[1] by geographical location

Amounts in million US dollars	Q108	Q208	Q308	9M08
Flat Carbon America:	1,284	1,682	2,435	5,401
North America[2]	800	1,098	1,580	3,478
South America	484	584	855	1,923
Flat Carbon Europe:	1,525	2,146	1,821	5,492
Long Carbon:	1,414	2,137	2,258	5,809
North America[3]	139	315	290	744
South America	454	650	905	2,009
Europe	766	1,130	1,023	2,919
Others[4]	55	42	40	137
AACIS:	685	1,385	1,635	3,705
Africa	304	474	707	1,485
Asia, CIS & Other	381	911	928	2,220
Stainless Steel:	259	390	249	898
Steel Solutions and Services	205	342	390	937

1. EBITDA which is defined as operating income plus depreciation and impairment expenses, and also excludes the accounting effects of the new labor contract.

2. Includes EBITDA from Lazaro Cardenas (Mexico) and Dofasco (Canada).

3. Includes EBITDA from Sicartsa (Mexico).

4. Includes pipes and tubes business.

Appendix 3 – 2008 Share buy-backs

Program	Number of shares bought (million)	Amount (billion $)	Average price ($)
$1 billion buy-back program	14.6	1.0	68.70

44 million buy-back program in 2007	0.1	0	70.38
44 million buy-back program in 9M 2008	43.8	3.4	78.58

44 million buy-back program total to date	43.9	3.4	78.56

Appendix 4

Debt repayment schedule as at September 30, 2008 (in billion $)

	Q408	2009	2010	2011	2012	2013	>2013	Total
Term loan repayments
- €12bn syndicated credit facility	1.7	3.4	3.5	3.5	-	-	-	12.1
- $1.7bn syndicated credit facility	-	-	1.7	-	-	-	-	1.7
Bonds	-	0.1	0.9	-	-	1.5	3.3	5.8
Subtotal	1.7	3.5	6.1	3.5	-	1.5	3.3	19.6
LT credit facilities *
€5bn syndicated credit facility	-	-	-	-	6.7	-	-	6.7
$1.5bn syndicated credit facility	-	-	1.0	-	-	-	-	1.0
Bilateral facilities €1bn	-	0.3	-	-	-	-	-	0.3
Commercial paper *	3.7	-	-	-	-	-	-	3.7
Other loans (mostly revolving, including at subsidiaries) *	2.5	0.9	0.7	0.6	1.2	0.3	1.1	7.3
Total Gross Debt	7.9	4.7	7.8	4.1	7.9	1.8	4.4	38.6

* Most of these are expected to be rolled over as revolver type arrangements

Credit lines available	Equiv. $	Drawn	Available
€5bn syndicated credit facility	$7.2	$6.7	$0.5
$1.5bn syndicated credit facility	$1.5	$1.0	$0.5
$4bn syndicated credit facility	$4.0	$0.0	$4.0
€1bn bilateral facilities	$1.3	$0.3	$1.0
Total committed lines *	$14.0	$8.0	$6.0

* including back-up lines for commercial paper program ($4.3 billion)

Euro denominated loans are converted at the following rate: Euro 1 = USD 1.4303 as at September 30, 2008
Main financial covenant: Net debt/EBITDA not greater than 3.5x27

None of the debt is subject to Material Adverse Change "MAC" clauses

_________________________

 27 Net debt/EBITDA ratio based on last twelve months EBITDA